

Dan Nolan · 3rd

Empowering entrepreneurs in developing markets

San Francisco, California, United States · **Contact info**

500+ connections

 **Untapped Global**

 **IE Business School**

Experience



Co-Founder/General Partner
Untapped Global · Full-time
Sep 2016 – Present · 5 yrs 3 mos
San Francisco Bay Area

Empowering entrepreneurs in emerging markets through financing and technology.



Director Of Development
6x7 Networks · Contract
Jul 2020 – Nov 2020 · 5 mos
San Francisco, California, United States



Finance Project Manager
Borrego Solar Systems, Inc.
Mar 2015 – Aug 2016 · 1 yr 6 mos
Oakland, California



Strategy Consultant
Emzingo
Jun 2014 – Aug 2014 · 3 mos
Lima, peru

Creating a financial model and strategy growth plan to lead the local social business start-up X-runner, an organization that provides sanitation solutions to family's in the Lima slums, on a path to a sustainable business



Project Engineer
World Water Relief
Jan 2012 – Sep 2013 · 1 yr 9 mos
Barahona, Dominican Republic/Mirebalais, Haiti

Show 1 more experience ⌄

Education



IE Business School
International Masters in Business
2013 – 2014



University of California, Davis
B.S., Civil Engineering
2004 – 2009
Activities and Societies: National Society of Collegiate Scholars-(NSCS) Varsity Rugby

Minor in Construction Management